JOINT STOCK COMPANY
CONCERN "KALINA"

JSC Concern "KALINA"
620138, Russia, Ekaterinburg,
Komsomolskaya Street 80
TIN 6608000083,
settlement account 40702810100000014078,
EB OJSC «URSA-BANK»,
BIK 046577940
OKPO 00333859
OKVED 24.52

Corporate finance +7 343 262-26-85

Tuesday, August 14, 2007
№ 3006 на №........................

UNITED STATES SECURITY AND EXCHANGE COMMISSION
Office of International Corporate Finance
100 F St., N.E., Washington D.C. 20549

RECEIVED
2007 AUG 27 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07026283

Exemption Number 82-34847

Dear Sirs,

In order to meet the requirements of the Rule 12g3-2 we are to inform that we post all financial reports, press-releases and other relevant information that was published, filled with a stock exchange or distributed to our security holders on our website: http://www.kalina.org on regular basis. You may find all the information if you look at an English version of our website.

All the information is to be disclosed in compliance with the legislation of the Russian Federation.

Best regards,
Dmitry Argunov
Chief of the Corporate Finance Department
OJSC Concern "KALINA"

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

8/28

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